SECURITI[illegible]SION

05036490

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52773

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Affinity Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC MAIL PROCESSING RECEIVED FEB 15 2005 WASH., D.C. 179 SECTION

73 Mountain View Boulevard
(No. and Street)

Basking Ridge (City) **NJ** (State) **07920** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ellen Alboum, Financial and Operations Principal **(908) 860-3821**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED MAR 02 2005 THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

100 Cummings Center, Suite 211C (Address) Beverly (City) MA (State) 01915 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Hobday, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Affinity Investment Services, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Affinity Investment Services, LLC

Statement of Financial Condition

December 31, 2004

McGladrey & Pullen

Certified Public Accountants

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

TABLE OF CONTENTS

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Managing Committee
Affinity Investment Services, LLC
Basking Ridge, New Jersey

We have audited the accompanying statement of financial condition of Affinity Investment Services, LLC as of December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Affinity Investment Services, LLC as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Beverly, Massachusetts
January 21, 2005
affinv.bo.bso-fs.ann.04.se

AFFINITY INVESTMENT SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	645,113
Deposit with clearing agent		25,000
Equipment, net (Note 3)		14,838
Prepaid expenses and other assets		55,311
	$	740,262

LIABILITIES AND MEMBERSHIP EQUITY

Accounts payable and accrued expenses	$	313,043
Payable to broker		1,276
		314,319
Member's Equity (Note 7)		425,943
	$	740,262

The accompanying notes are an integral part of this statement.

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business:

Affinity Investment Services, LLC (the "Company") is a securities broker-dealer, registered with the Securities and Exchange Commission pursuant to Section 15 of the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of Affinity Financial Services, LLC (the Parent) that is a wholly owned subsidiary of Affinity Federal Credit Union. The Company was established primarily to provide brokerage services for members of Affinity Federal Credit Union.

The Company received approval for membership by the National Association of Securities Dealers, Inc. to operate as a registered broker-dealer on February 7, 2001.

A summary of the Company's significant accounting policies follows:

Basis of Accounting:

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Cash and Cash Equivalents:

Cash and cash equivalents include deposits with a high credit quality financial institution and other highly liquid investments that are readily convertible into cash.

Revenue Recognition:

The Company receives commission income in accordance with the terms of an agreement with their clearing agent. Commission income and related expenses are recognized on a trade date basis.

Depreciation:

Depreciation of equipment is provided for by the straight-line method over the estimated useful lives of the related assets.

Income Taxes:

The Company elected to be taxed as a Limited Liability Corporation (LLC) which provides that the LLC passes on all income and expenses to its member to be taxed at the member level.

Accounting Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The financial statements have been prepared from the separate records maintained by Affinity Investment Services, LLC and may not necessarily be indicative of the conditions that would have existed or the results of operations if the subsidiary had been operated as an unaffiliated company.

Note 2. Transactions with Clearing Agent

The Company has an agreement with a clearing agent to clear customers' securities transactions on a fully disclosed basis. The agreement provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement requires the Company to maintain a minimum of $25,000 as a deposit in an account with the agent.

Note 3. Equipment

Equipment consists of the following:

Furniture and equipment	$	40,286
Less: accumulated depreciation		(25,448)
	$	14,838

Note 4. Employee Benefit Plans

Pension benefits for the Company are provided through Affinity Federal Credit Union. The pension plan is a defined contribution plan and participation is limited to all regular employees who meet specific length of service and age limitations. The Company's policy is to fund pension costs accrued.

The Company also participates in Affinity Federal Credit Union's 401(k) pension plan that allows employees to defer a portion of their salary into the 401(k) plan. The Company matches a portion of employees' wage reductions. Pension costs are accrued and funded on a current basis.

Note 5. Related Party Transactions

Pursuant to agreements between the parties, the Company is charged by the Parent and Affinity Federal Credit Union for certain expense allocations, including the cost of office space and management support.

Note 6. Off Balance Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital and net capital requirements of $355,294 and $50,000, respectively. The Company's ratio of aggregate indebtedness to net capital was .88 to 1.